Exhibit 99.1

8 October 2020

BURFORD CAPITAL LIMITED

Notification of transactions by persons discharging managerial responsibilities

Burford Capital Limited ("Burford"), the leading global finance and asset management firm focused on law, provides the following notification of various PDMR transactions.

Burford has been notified of certain securities purchased on 5 October 2020 by Hugh Steven Wilson, Burford’s Deputy Chairman. Mr Wilson purchased 20,590 Bank of New York Mellon-sponsored American Depository Receipts ("ADR") representing Burford shares at a price of $8.95 per ADR.

As announced in 2018 and earlier in 2020, Jonathan Molot, Burford’s Chief Investment Officer, transferred 6,000,000 ordinary shares in Burford to Jonathan Molot LLC ("JM LLC"), a company controlled by Mr Molot. Ongoing annual movement of ownership interests in JM LLC back-and-forth between Mr Molot and annual trusts established by Mr Molot of which he and his family members are the beneficiaries is expected as a normal part of the US estate planning undertaken. Certain further movement occurred on 7 October 2020, with a 5.569598% and a 25.284185% interest in JM LLC being returned to Mr Molot from the Jonathan T. Molot 2018 Trust and the Jonathan T. Molot 2019 Trust, respectively; those interests were in turn transferred on 8 October 2020 to Jonathan T. Molot 2020 Trust No. 2, of which Mr Molot is initially the sole beneficiary. These transfers do not affect the overall interest in shares in Burford held by Mr Molot and the associated annual trusts.

Additionally, Burford reports that on 5 October 2020 Burford’s Employees’ Benefit Trust delivered shares to the following persons discharging managerial responsibilities (“PDMRs”) who had previously been granted conditional share awards in prior years pursuant to the Burford Capital 2016 Long Term Incentive Plan. The vesting of the awards was subject to performance conditions, which were satisfied.

PDMR	Number of shares vesting:	Number of shares sold to meet tax liabilities:	Balance of shares transferred:
Jim Kilman	8,570	0	8,570
Mark Klein	12,855	4,366	8,489

The Notification of Dealing Forms for each of the transactions mentioned above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital Limited

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the London Stock Exchange, and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information about Burford: www.burfordcapital.com

This release does not constitute an offer of any Burford fund.  Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Hugh Steven Wilson
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Deputy Chairman
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	BRFRF American Depository Receipts of nil par value
	Identification code	GG00B4L84979
	(b) Nature of the transaction	Purchase of American Depository Receipts
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$8.95	20,590

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	5 October 2020
	(f) Place of the transaction	US OTC Market

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	5.569598% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2018 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$3,103,615.78	5.569598% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	7 October 2020
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2018 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	5.569598% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$3,103,615.78	5.569598% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	7 October 2020
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	25.284185% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2019 Trust
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14,089,418.07	25.284185% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	7 October 2020
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2019 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	25.284185% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$14,089,418.07	25.284185% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	7 October 2020
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	30.853783% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Transfer of membership interests to Jonathan T. Molot 2020 Trust No. 2
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		Zero	30.853783% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	8 October 2020
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust No. 2
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	30.853783% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Transfer of membership interests from Jonathan Molot
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		Zero	30.853783% interest

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	8 October 2020
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jim Kilman
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Financial Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00B4L84979
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		545p	8,570

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	5 October 2020
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Mark Klein
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of General Counsel & Chief Administrative Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00B4L84979
	(b) Nature of the transaction	Vesting of share award under the Burford Capital 2016 Long Term Incentive Plan whereby a portion of the vested shares (4,366) were sold to settle tax liability with the balance retained. After the settlement of tax, the individual described above received 8,489 shares.
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		625p 677p	12,855 (vested) 4,366 (sale) 8,489 (retained)

	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	5 October 2020
	(f) Place of the transaction	London Stock Exchange AIM market